UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number:001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 5, 2026, Elong Power Holding Limited (the “Company”) entered into an inducement offer letter agreement to exercise Ordinary Shares Purchase Warrants (the “Agreement”) with certain warrant holders in connection with (a) the warrants to purchase up to 1,147,541 Class A ordinary shares of the Company, par value $0.0000001 per share (the “Class A Ordinary Shares”) issued on May 18, 2026, with a current exercise price of $3.80 per share (the “May 2026 Warrants”), (b) the warrants to purchase up to 1,684,213 Class A Ordinary Shares issued on July 13, 2026, with a current exercise price of $3.80 per share (the “July 2026 Warrants”), and (c) the warrants to purchase up to 362,108 Class A Ordinary Shares issued on August 4, 2026, with a current exercise price of $3.80 per share (the “August 2026 Warrants” and collectively with the May 2026 Warrants and July 2026 Warrants, the “Existing Warrants”).

Pursuant to the Agreement, the warrant holders agreed to partially exercise Existing Warrants to purchase 1,808,803 Class A Ordinary Shares, and the Company agreed to (i) reduce the exercise price of all of the Existing Warrants, including any unexercised portion thereof, to $1.80 per share; and (ii) issue to the warrant holders new unregistered warrants to purchase up to an aggregate of 2,713,204 Class A Ordinary Shares (equal to 150% of the Class A Ordinary Shares to be issued in connection with the partial exercise of the Existing Warrants), with an exercise price of $2.50 per share (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”).

The New Warrants are exercisable immediately and will expire three years from the date of issuance of the New Warrants.

The exercise price and the number of shares issuable under the New Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the New Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the New Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the New Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The New Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the New Warrants are outstanding, the Company sell, enters into an agreement to sell, or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, excerpt for certain exempt issuances (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the New Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the New Warrant shall be reduced to the lower of (1) the Base Share Price and (2) the lowest VWAP during the period commencing five consecutive trading days immediately preceding and ending on the fifth trading day immediately following the consummation of such Dilutive Issuance (as applicable, the “New Issuance Price” and such period, the “New Issuance Adjustment Period”), effective as of the close of trading on the last trading day of the New Issuance Adjustment Period. Notwithstanding the foregoing, if the Company enters into a variable rate transaction, the exercise price of the New Warrant shall be reduced to the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.

Other than the adjustments above, in no event shall the exercise price of the New Warrants be reduced below a floor price of $0.502, as adjusted for share dividends, share splits, stock combinations and other similar transactions.

The Company agreed to file a resale registration statement (the “Resale Registration Statement”) on Form F-3 or Form F-1 within thirty (30) days from the date of the Agreement with respect to the New Warrants and the Class A Ordinary Shares issuable upon exercise of the New Warrants.

The gross proceeds to the Company from the partial exercise of the Existing Warrants will be $3,255,845.40, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company intends to use the net proceeds for working capital and general corporate purposes. As a result of the partial exercise of the Existing Warrants, the Company will have 2,738,344 Class A Ordinary Shares issued and outstanding.

Pursuant to an engagement agreement dated November 5, 2026 between the Company and Maxim Group LLC (“Maxim”), Maxim acted as the exclusive warrant solicitation agent and financial advisor to the Company for the Exercise. The Company agreed to pay Maxim an aggregate cash fee equal to 5% of the aggregate gross proceeds actually received by the Company from the partial exercise of the Existing Warrants and to reimburse up to $5,000 for its actual and accountable out-of-pocket expenses and disbursements related to this transaction. A copy of this engagement agreement is filed as Exhibit 1.1 to this Current Report on Form 6-K.

The offer and resale of the Existing Warrants and Class A Ordinary Shares underlying the Existing Warrants have been registered pursuant to registration statements on Form F-1 (File No. 333-295783, 333-297290, 333-297612, and 333-298531) with respect to the Existing Warrants. Each registration statement is currently effective for the resale of the Class A Ordinary Shares issuable upon the exercise of the Existing Warrants.

The foregoing descriptions of the Agreement and the New Warrants are not complete and are qualified in their entirety by reference to the full text of the form of Agreement and the form of the New Warrants, copies of which are filed hereto as Exhibits 10.1 and 4.1, respectively, to this Report on Form 6-K and are incorporated by reference herein.

In connection with the transaction, the Company issued a press release on November 5, 2026. A copy of the press release is furnished as Exhibit 99.1 to this report.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Engagement Letter by and between the Company and Maxim Group LLC, dated November 5, 2026
4.1	Form of the New Warrants
10.1	Form of Inducement Offer to Exercise Ordinary Shares Purchase Warrants
99.1	Press Release, dated November 5, 2026, titled “Elong Power Holding Limited Enters into Approximately $3.26 Million Warrant Inducement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: November 6, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors